UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               PREMIER FARNELL PLC
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
                         (Title of Class of Securities)

                                   740-50U-206
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                  June 13, 2000
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                              (Page 1 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Jack N. Mandel
         -------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

 X       (b)

(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO
                                             ----------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization    United States
                                              -----------------

         Number of         (7)      Sole Voting Power   70,243
         Shares                                       --------
         Beneficially      (8)      Shared Voting Power   41,448,407
         Owned by                                       ------------
         Each              (9)      Sole Dispositive Power     70,243
         Reporting                                           --------
         Person            (10)     Shared Dispositive Power   41,448,407
         With                                                ------------
         ----

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 41,518,650
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
         -----------

(13)     Percent of Class Represented by Amount in Row (11)
           14.3%
         -----------

(14)     Type of Reporting Person (See Instructions)  IN
                                                     -----

                              (Page 2 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
            Joseph C. Mandel
         ------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

 X       (b)

(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)   OO
                                             ------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization    United States
                                              ------------------

          Number of         (7)      Sole Voting Power   130,953
          Shares                                       ---------
          Beneficially      (8)      Shared Voting Power   42,192,505
          Owned by                                       ------------
          Each              (9)      Sole Dispositive Power     130,953
          Reporting                                           ---------
          Person            (10)     Shared Dispositive Power   43,358,148
          With                                                ------------
          ----

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 43,489,101
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
          -----

(13)     Percent of Class Represented by Amount in Row (11)
           15.0%
         --------
(14)     Type of Reporting Person (See Instructions)   IN
                                                      ----

                              (Page 3 of Pages 12)

CUSIP No. 740-50U-206      SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Morton L. Mandel
         ---------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

 X       (b)

(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)   OO
                                             ------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization    United States
                                               ----------------
         Number of         (7)      Sole Voting Power   61,322
         Shares                                       --------
         Beneficially      (8)      Shared Voting Power   41,996,042
         Owned by                                       ------------
         Each              (9)      Sole Dispositive Power     61,322
         Reporting                                           --------
         Person            (10)     Shared Dispositive Power   43,526,907
         With                                                ------------
         ----


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 43,588,229
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             X
         ------------

(13)     Percent of Class Represented by Amount in Row (11)
           14.9%
         ---------

(14)     Type of Reporting Person (See Instructions)    IN
                                                      -----

                              (Page 4 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Jack N. Mandel Revocable Trust
         ---------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

 X       (b)

(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)   OO
                                             ------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization    Ohio
                                               ---------

         Number of         (7)      Sole Voting Power   0
         Shares                                       ---
         Beneficially      (8)      Shared Voting Power    11,385,347
         Owned by                                         -----------
         Each              (9)      Sole Dispositive Power     0
         Reporting                                           ---
         Person            (10)     Shared Dispositive Power   11,385,347
         With                                                ------------
         ----

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 11,385,347
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)
           4.1%
         -------

(14)     Type of Reporting Person (See Instructions)   OO
                                                     ------

                              (Page 5 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Joseph C. Mandel Revocable Trust
         --------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

 X       (b)

(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)   OO
                                             ------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization    Ohio
                                               -------

         Number of         (7)      Sole Voting Power   0
         Shares                                       ---
         Beneficially      (8)      Shared Voting Power    7,956,021
         Owned by                                         ----------
         Each              (9)      Sole Dispositive Power     0
         Reporting                                           ---
         Person            (10)     Shared Dispositive Power   7,956,021
         With                                                -----------
         ----

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,956,021
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)
           2.9%
         -------

(14)     Type of Reporting Person (See Instructions)   OO
                                                     ------

                              (Page 6 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Morton L. Mandel Revocable Trust

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

 X       (b)

(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)   OO
                                             ------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization    Ohio
                                               --------

         Number of         (7)      Sole Voting Power   0
         Shares                                       ---
         Beneficially      (8)      Shared Voting Power     12,999,499
         Owned by                                         ------------
         Each              (9)      Sole Dispositive Power     0
         Reporting                                           ---
         Person            (10)     Shared Dispositive Power   12,999,499
         With                                                ------------
         ----

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,999,499
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)
            4.7%
         ---------

(14)     Type of Reporting Person (See Instructions)   00
                                                     ------

                              (Page 7 of 12 Pages)

CUSIP NO. 740-50U-206      SCHEDULE 13D


         This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, and subsequently amended on January 28, 1998, December 6, 1999, and June 7, 2000, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust, the Joseph C. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust. This Amendment No. 4 to Schedule 13D relates to the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at Farnell House, Sandbeck Way, Wetherby, West Yorkshire, LS 22 7DH, U.K. The following amendments to Item Five of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item Five of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The Share information listed in this Item Five relates to the Shares discussed in Item One and includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate applicable on the date hereof, such number of Shares being indicated in parentheses.

         1. Jack N. Mandel may be deemed the beneficial owner of 41,518,650 (18,648,810) Shares, representing approximately 14.3% of the Shares issued and outstanding at June 13, 2000, with respect to 70,243 (31,731) Shares of which Mr. Mandel has sole voting and dispositive power and 41,448,407 (18,617,079) Shares of which Mr. Mandel has shared voting and dispositive power. The Shares as to which Mr. Mandel has shared voting and dispositive power are as follows:
11,385,347 (3,080,553) Shares held in the Jack Revocable Trust in which Mr. Mandel retains a reversionary interest; 2,982,487 (2,982,487) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 108,986 (108,986) Shares held as co-trustee with Morton L. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,523 (2,523) Shares held as co-trustee with Joseph C. Mandel of trusts established by Morton L. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families, 7,956,021 (2,091,563) Shares held as co-trustee of the Joseph Revocable Trust; 12,999,499 (4,337,423) Shares held as co-trustee of the Morton Revocable Trust; 1,305,688 (1,305,688) Shares held as co-trustee of The Joseph C. and Lilyan Family Foundation; and 1,736,036 (1,736,036) Shares held as co-trustee of The Morton L. and Barbara Mandel Family Foundation.


                              (Page 8 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D


         Jack N. Mandel may be deemed to beneficially own Shares held by the Mandel Supporting Foundations, three charitable entities of which each of Messrs. Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel is a co-trustee (individually, an "MSF" and collectively, the "MSFs"). Jack N. Mandel may be deemed to beneficially own 5,767,329 (5,767,329) Shares held by the MSF - Jack
N. and Lilyan Mandel Fund; 4,486,615 (4,486,615) Shares held by the MSF - Joseph
C. and Florence Mandel Fund; and 4,629,149 (4,629,149) Shares held by the MSF - Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Jack N. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Jack N. Mandel is the beneficial owner of the Shares held by the MSFs.

         The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

         2. Joseph C. Mandel may be deemed the beneficial owner of 43,489,101 (17,148,209) Shares, representing approximately 15.0% of the Shares issued and outstanding at June 13, 2000, with respect to 130,953 (59,327) Shares of which Mr. Mandel has sole voting and dispositive power; 42,192,505 (15,986,409) Shares of which Mr. Mandel has shared voting power; and 43,358,148 (17,088,882) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 7,956,021 (2,091,563) Shares held in the Joseph Revocable Trust in which Mr. Mandel retains a reversionary interest; 1,165,643 (1,102,473) Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power, but does not have voting power; 1,305,688 (1,305,688) Shares held as co-trustee and President of The Joseph and Florence Mandel Family Foundation; 3,374,768 (0) Shares held as trustee of the Florence Mandel Revocable Trust; 2,524 (2,524) Shares held as co-trustee with Jack N. Mandel of a trust established by Morton L. Mandel for the benefit of his grandchildren; 11,385,347 (3,080,553) Shares held as co-trustee of the Jack Revocable Trust; 12,999,499 (4,337,423) Shares held as co-trustee of the Morton Revocable Trust; 2,982,487 (2,982,487) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation -- Lilyan Mandel Fund; and 1,736,036 (1,736,036) Shares held as co-trustee of the Morton L. and Barbara Mandel Family Foundation.

         Joseph C. Mandel may be deemed to beneficially own Shares held by the MSFs. Joseph C. Mandel may be deemed to beneficially own 4,486,615 (4,486,615) Shares held by the MSF - Joseph C. and Florence Mandel Fund; 5,767,329 (5,767,329) Shares held by the MSF - Jack N. and Lilyan Mandel Fund; and 4,629,149 (4,629,149) Shares held by the MSF - Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Joseph C. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Joseph C. Mandel is the beneficial owner of the Shares held by the MSFs.

         The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

                              (Page 9 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D


         3. Morton L. Mandel may be deemed the beneficial owner of 43,588,229 (20,668,697) Shares, representing approximately 14.9% of the Shares issued and outstanding at June 13, 2000, with respect to 61,322 (27,676) Shares of which Mr. Mandel has sole voting and dispositive power; 41,966,042 (19,110,156) Shares of which Mr. Mandel has shared voting power; and 43,526,907 (20,641,020) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 12,999,499 (4,337,423) Shares held in the Morton Revocable Trust in which Mr. Mandel retains a reversionary interest; 1,736,036 (1,736,036) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 100,023 (45,465) Shares held as trustee of the Barbara Mandel Revocable Trust; 1,530,864 (1,530,864) Shares held in irrevocable trusts for certain members of his family of which his wife is trustee or trust advisor and has shared dispositive power, but does not have voting power; 108,986 (108,986) Shares held as co-trustee with Jack N. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 11,385,347 (3,080,553) Shares held as co-trustee of the Jack Revocable Trust; 7,956,021 (2,091,563) Shares held as co-trustee of the Joseph Revocable Trust; 2,982,487 (2,982,487) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation -- Lilyan Mandel Fund; and 1,305,688 (1,305,688) Shares held as co-trustee of the Joseph C. and Florence Mandel Family Foundation.

         Morton L. Mandel may be deemed to beneficially own Shares held by the MSFs. Morton L. Mandel may be deemed to beneficially own 4,629,149 (4,629,149) Shares held by the MSF - Morton L. and Barbara Mandel Fund; 5,767,329 (5,767,329) Shares held by the MSF - Jack N. and Lilyan Mandel Fund; and 4,486,615 (4,486,615) Shares held by the MSF - Joseph C. and Florence Mandel Fund. Pursuant to Rule 13d-4, Morton L. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Morton L. Mandel is the beneficial owner of the Shares held by the MSFs.

         The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

         4. The Jack Revocable Trust may be deemed the beneficial owner of 11,385,347 (3,080,553) Shares, representing approximately 4.1% of the Shares issued and outstanding as of June 13, 2000, with respect to none of which Shares the Jack Revocable Trust has sole voting and dispositive power and with respect to all of which the Jack Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Morton L. Mandel, the co-trustees of the Jack Revocable Trust and with Jack N. Mandel who retains a reversionary interest in the trust.

         5. The Joseph Revocable Trust may be deemed the beneficial owner of 7,956,021 (2,091,563) Shares, representing approximately 2.9% of the Shares issued and


                              (Page 10 of 12 Pages)

CUSIP No. 740-50U-206      SCHEDULE 13D


outstanding as of June 13, 2000, with respect to none of which Shares the Joseph Revocable Trust has sole voting and dispositive power and with respect to all of which the Joseph Revocable Trust has shared voting and dispositive power with Jack N. Mandel and Morton L. Mandel, the co-trustees of the Joseph Revocable Trust and with Joseph N. Mandel who retains a reversionary interest in the trust.

         6. The Morton Revocable Trust may be deemed the beneficial owner of 12,999,499 (4,337,423) Shares, representing approximately 4.7% of the Shares issued and outstanding as of June 13, 2000, with respect to none of which Shares the Morton Revocable Trust has sole voting and dispositive power and with respect to all of which the Morton Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Jack N. Mandel, the co-trustees of the Morton Revocable Trust and with Morton L. Mandel who retains a reversionary interest in the trust.

         The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 63,215,452 (36,747,844) Shares, representing approximately 20.5% of the Shares issued and outstanding at June 13, 2000, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

         On June 13, 2000, Cazenove & Co., a U.K. partnership ("Cazenove"), purchased a total of 17,850,000 Shares pursuant to the terms of the Purchase Agreement described in, and filed as Exhibit (l) to, Amendment No. 3 to the
Schedule 13D (the "Purchase Agreement"). 1,075,760 Shares were sold by the Jack Revocable Trust; 1,128,232 Shares were sold by the Morton Revocable Trust; 1,200,510 Shares were sold by the Joseph Revocable Trust; 2,083,258 Shares were sold by the Morton and Barbara Mandel Family Foundation; 1,566,836 Shares were sold by the Joseph and Florence Mandel Family Foundation; 4,119,172 Shares were sold by the Jack N. and Lilyan Mandel Foundation; 130,790 Shares were sold by the trusts established by Joseph C. Mandel for the benefit of his grandchildren; 3,026 Shares were sold by the trusts established by Morton L. Mandel for the benefit of his grandchildren; 1,259,808 Shares were sold by the trusts for family members of Joseph C. Mandel; 1,837,050 Shares were sold by the irrevocable trusts for certain family members of Morton L. Mandel; 1,236,966 Shares were sold by the MSF - Jack N. and Lilyan Mandel Fund; 1,020,330 Shares were sold by the MSF - Joseph C. and Florence Mandel Fund; and 969,640 Shares were sold by the MSF - Morton L. and Barbara Mandel Fund. Share amounts listed throughout this Schedule 13D reflect these June 13, 2000 sales. The remaining 218,622 Shares were sold by several related trusts and foundations not required to file a Schedule 13D with respect to the Shares. None of the Reporting persons have effected any other transactions in Shares during the preceding 60 days.


                              (Page 11 of 12 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 13, 2000                       /s/ Jack N. Mandel
                                            -----------------------------------
                                            JACK N. MANDEL

                                            /s/ Joseph C. Mandel
                                            -----------------------------------
                                            JOSEPH C. MANDEL

                                            /s/ Morton L. Mandel
                                            -----------------------------------
                                            MORTON L. MANDEL


                                            JACK N. MANDEL REVOCABLE TRUST

                                            By:  /s/ Joseph C. Mandel
                                                 ------------------------------
                                                 Joseph C. Mandel, Trustee

                                            By:  /s/ Morton L. Mandel
                                                 ------------------------------
                                                 Morton L. Mandel, Trustee


                                            JOSEPH C. MANDEL REVOCABLE TRUST

                                            By:  /s/ Jack N. Mandel
                                                 ------------------------------
                                                 Jack N. Mandel, Trustee

                                            By:  /s/ Morton L. Mandel
                                                 ------------------------------
                                                 Morton L. Mandel, Trustee


                                            MORTON L. MANDEL REVOCABLE TRUST

                                            By:  /s/ Jack N. Mandel
                                                 ------------------------------
                                                 Jack N. Mandel, Trustee

                                            By:  /s/ Joseph C. Mandel
                                                 ------------------------------
                                                 Joseph C. Mandel, Trustee